SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 18, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By/s/ William Kwan

Name: William Kwan

Title: Chief Financial Officer

Dated: December 18, 2008

Press release

For immediate release

CABLE TV is appointed 16th Asian Games Official Broadcaster

& announces new partnership with SF&OC to train athletes as elite broadcasters

(Hong Kong - December 18, 2008) CABLE TV announced today (Thursday) that it has been appointed the Official Broadcaster of the Asian Games for the fourth consecutive time, and will be broadcasting exclusively the 16th Asian Games that will take place in Guangzhou November 12 - 27, 2010.

CABLE TV also announced its new collaboration with the Sports Federation & Olympic Committee of Hong Kong, China (SF&OC) as the first Electronic Media Partner of its Hong Kong Athletes Career and Education Programme (HKACEP), helping to identify and train Hong Kong's athletes as elite broadcasters to take up positions in the media.

The Programme is expected to provide much needed media talents for upcoming major international sporting events, including the Guangzhou Asian Games, the 2010 Winter Olympics in Vancouver, and the 2012 London Olympics, of which CABLE TV has acquired exclusive broadcasting rights.

Training under the HKACEP will cover on-screen and behind-the-screen aspects, with the aim of gearing interested and talented athletes for professional positions in sports broadcasting as presenter, commentator or production staff. A series of related programming will also be produced, in conjunction with SF&OC, to promote the HKACEP. The programmes will be broadcast on CABLE TV's sports platform during the collaboration period.

Commenting on the latest appointment of CABLE TV as Official Broadcaster of the Asian Games, Mr. Ronald Chiu, Executive Director, i-CABLE Sports Ltd., noted: "The appointment is an affirmation of CABLE TV's commitment and support, as well as high quality broadcast of the Asian Games in the past decade - from the 1998 Asian Games in Bangkok, to Busan in 2002, and Doha in 2006."

"As the upcoming Asian Games will be held in Guangzhou, Hong Kong enjoys geographical proximity to the venue. Coupled with the fact that the Games will be hosted by China, we expect the level of local interest to be the highest ever in Hong Kong, particularly in the wake of the stunning success of the hosting of the 2008 Olympic Games by China," added Mr Chiu.

Coverage of the Guangzhou event will also be groundbreaking for i-CABLE, as broadcast will be conducted over both the television and the Internet networks. It will ride on i-CABLE's experience in delivering live programming over the Internet as the Official New Media Broadcaster of the 2008 Beijing Olympics.

Mr Chiu said the cross-media nature of the coverage means that it will be of a scale surpassing our own previous achievements. Such unprecedented coverage will create a high demand for on-screen and behind-the-screen talents, which makes the HKACEP all the more timely.

At the ceremony to launch the HKACEP partnership with CABLE TV, Mr Victor Hui, Vice-President of SF&OC and Chairman of HKACEP Committee said: "I am glad that we are partnering with Cable TV to empower athletes to continue to make contribution to the society beyond the sports field. We believe Cable TV's commitment to provide trainings for the athletes will inspire other socially responsible enterprises to join us in helping athletes to make the transition to other professions."

The ceremony at the Olympic House was attended by renowned local athletes, including 2006 Doha Asian Games windsurfing gold medallist, Mr Chan King-yin and Mr Ma Kwok-po, gold medalist of Windsurf World Junior & Youth Championships 2006; and 2006 Doha Asian Games swimming bronze medallist Miss Sherry Hiu-wah Tsai, as well as the i-CABLE Sports commentators team.

- End-

For enquiries:

External Affairs Department, CABLE TV

Miss Ivy Ng

Tel: 2112 5968/ 7834 1131

E-mail: ivy_ng@cabletv.com.hk